Exhibit 3

For Immediate Release	1 October 2010

Director’s Shareholding

  WPP plc ("WPP")

WPP was notified on 30   September 2010, in accordance with DTR 3.1.2R, that Mr Paul Richardson, a director of WPP, has granted security over part of his share ownership in WPP, and that this grant of security received clearance in compliance with the Model Code requirements.

On 9 September 2010, following the repayment of certain bank facilities, Allied Irish Bank Group (UK) plc, released from its charge to Mr Richardson 256,319 WPP ordinary shares.  These shares and 203,471 WPP ordinary shares also owned by Mr Richardson have been converted into 91,958 WPP American Depositary Shares. On 29 September 2010, Mr Richardson agreed to charge 91,958 ADSs in WPP to Bank of America, N.A. as security for bank facilities being made available to him.

At today’s date, Mr Richardson is interested in 91,958 WPP ADSs and 35,000 WPP ordinary shares, representing 0.0393% of the issued share capital of WPP.

Contact:
Feona McEwan, WPP	+44 (0)20 7408 2204